UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 3)

BAYCORP HOLDINGS, LTD.

(Name of Subject Company)

BAYCORP HOLDINGS, LTD.

FRANK W. GETMAN JR.

ANTHONY M. CALLENDRELLO

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

072728108

(CUSIP Number of Class of Securities)

BayCorp Holdings, Ltd.

One New Hampshire Avenue, Suite 125

Portsmouth, New Hampshire 03801

Facsimile No: (603) 766-4991

Attention: Frank W. Getman Jr. President

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Richard A. Samuels

McLane, Graf, Raulerson & Middleton, Professional Association

900 Elm Street, P.O. Box 326

Manchester, NH 03105-03266

This statement is filed in connection with (check the appropriate box):

a.

☐The filing of solicitation materials or an Information Statement/Prospectus subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.

☐ The filing of a registration statement under the Securities Act of 1933.

c.

☒ A tender offer.

d.

☐ None of the above.

Check the following box if the soliciting materials or Information Statement/Prospectus referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*:	Amount of filing fee**:
$10,933,154	$1,287.00

*	Estimated for purposes of calculating the filing fee only. Calculated by multiplying $14.19, the per share tender offer price, by 770,483, the sum of the 571,364 issued and outstanding shares of common stock as of October 11, 2005 and the 199,119 shares of common stock subject to vested stock options.
**	The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #3 issued by the Securities and Exchange Commission on September 30, 2005, equals $117.70 per million dollars of the Transaction Valuation.

☒Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,287.00

Form or Registration No.: Schedule TO

Filing Party: Sloan Acquisition Corp., Sloan Group Ltd., and Joseph Lewis

Date Filed: October 12, 2005

Explanatory Note

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission by: (1) BayCorp Holdings, Ltd. (the “Company”); (2) Frank W. Getman Jr.; and (3) Anthony M. Callendrello (collectively referred to herein as the “Filing Persons,” and individually as a “Filing Person”) and relates to an Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, by and among Sloan Group Ltd., a Bahamas international business corporation (the “Parent”), Sloan Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Parent (the “Purchaser”) and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer, disclosed in a Tender Offer Statement on Schedule TO (“Schedule TO”) dated October 12, 2005 and amended on November 2, 2005, November 4, 2005 and November 9, 2005, offering to purchase all of the issued and outstanding shares of Common Stock (“Shares”) at a price of $14.19 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 12, 2005 and supplemented on November 4, 2005 and November 9, 2005, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”). The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on October 12, 2005, amended on November 2, 2005, November 4, 2005 and November 9, 2005 (the “Schedule 14D-9”), recommending that shareholders tender their shares in accordance with the Offer. The information in the Schedule 13E-3 is hereby expressly incorporated in this Amendment by reference.

All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Schedule 14D-9 concerning each Filing Person other than the Company has been supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 16. Exhibits.

The exhibit description for Exhibits (a)(1)(i) and (a)(1)(ii) shall be deleted in its entirety and replaced with the following:

(a)(1)(i)	Offer to Purchase, dated October 12, 2005 and supplemented on November 4, 2005 and November 9, 2005 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on October 12, 2005, and, as supplemented, to Exhibit (a)(1)(vii) to Amendment No. 2 to Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 4, 2005, and as supplemented, and to Exhibit (a)(1)(viii) to Amendment No. 3 to Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 9, 2005 (the “Schedule TO”)).

(a)(1)(ii)	Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Amendment No. 3 to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 9, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAYCORP HOLDINGS, LTD. (Registrant)

Date: November 9, 2005	By:	/s/ Frank W. Getman Jr.
Frank W. Getman Jr.
President and CEO

/s/ Frank W. Getman Jr.
FRANK W. GETMAN JR.

/s/ Anthony M. Callendrello
ANTHONY M. CALLENDRELLO